UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

KONTRON MOBILE COMPUTING, INC.

(NAME OF SUBJECT COMPANY (ISSUER))

KAC ACQUISITION CORP.

KONTRON AG

(NAMES OF FILING PERSONS (OFFERORS))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

31659P-10-3

(CUSIP NUMBER OF CLASS OF SECURITIES)

HANNES NIEDERHAUSER

CHAIRMAN OF THE BOARD

KONTRON AG

OSKAR-VON-MILLER-STRASSE 1

D-85386 ECHING, GERMANY

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

NORMAN L. SMITH, ESQ.

SOLOMON WARD SEIDENWURM & SMITH, LLP

401 B STREET, SUITE 1200

SAN DIEGO, CA 92101

(619) 231-0303

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$6,199,711	$760.20

(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 11,272,202 shares of common stock, par value $0.001 per share (the “Shares”), of Kontron Mobile Computing, Inc., at a purchase price of $0.55 per Share, net to the seller in cash. Such number of Shares is based on information received from Kontron Mobile Computing, Inc. and assumes (i) 7,258,434 Shares outstanding (excluding Shares already held by Kontron AG) as of May 3, 2004 and (ii) exercise of 4,013,768 outstanding options and warrants that are exercisable as of June 15, 2004 and may be exercised prior to the expiration of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 of 2004 issued by the Securities and Exchange Commission on January 26, 2004.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:    $507     FILING PARTY:    Kontron AG

FORM:    Schedule TO-T     DATE FILED:    June 15, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☒ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the “Schedule TO”) filed by Kontron AG, a German corporation (“Kontron AG”) and KAC Acquisition Corp., a Minnesota corporation and wholly-owned subsidiary of Kontron AG (“KAC Acquisition”), with the Securities and Exchange Commission dated June 15, 2004, as amended by Schedule TO Amendment No. 1 dated June 18, 2004 (“Amendment No. 1”). This Schedule TO relates to the offer by KAC Acquisition to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Kontron Mobile Computing, Inc., a Minnesota corporation (“Kontron Mobile”), at $0.55 per Share, net to the seller in cash, not held by Kontron AG, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 15, 2004, as amended by Amendment No. 1 and this Amendment No. 2 (the “Offer to Purchase”), and the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. Capitalized terms used but not defined herein shall have the meaning set forth in the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented as set forth below.

In order to provide the shareholders of Kontron Mobile sufficient time to review and consider the additional information set forth in this Amendment No. 2, Kontron AG has extended the expiration date of the Offer by ten business days to 5:00 p.m. New York City time on July 23, 2004. All references to July 14, 2004 as the expiration date of the Offer in the Offer to Purchase are hereby amended to July 23, 2004.

We amend the section entitled “Questions and Answers About the Tender Offer,” beginning on page 2, by adding the question and answer below after the question and answer “Why is Kontron AG not seeking Approval of its Offer from Kontron Mobile’s Independent Directors” on page 3.

Why does Kontron AG Believe that the Offer is Fair to Kontron Mobile’s Shareholders?

Kontron AG believes that the Offer and Merger are both procedurally and financially fair to the Kontron Mobile’s shareholders who are not affiliated with KAC Acquisition or Kontron AG for the following reasons, among others: (i) the $0.55 per share Offer price represents a 22% premium to the closing price of $0.45 on June 10, 2004; (ii) the Offer is conditioned upon Kontron AG acquiring at least 90% of the voting securities of Kontron Mobile; (iii) the Offer is conditioned upon the tender of at least a majority of the outstanding Kontron Mobile shares, excluding shares beneficially owned by Kontron AG (the “Majority of the Minority Condition”); (iv) Kontron AG’s ownership of 65% of Kontron Mobile’s voting securities may have limited Kontron Mobile’s alternatives; (v) Kontron Mobile’s shareholders are capable of evaluating the Offer; (vi) Kontron Mobile’s shareholders that elect not to tender their shares are entitled to have the fair value of their Kontron Mobile shares judicially determined; (vii) the continued deterioration of Kontron Mobile’s business; (viii) Kontron AG was willing to sell its shares to an independent third party at $0.45 per share but the Special Committee and Stonehill did not present Kontron AG any offers to sell its shares at $0.45 per share; (ix) each Kontron Mobile shareholder can individually determine whether or not to tender his/her shares; and (x) after the Special Committee indicated that it believed the price of $0.45 per share was too low, Kontron AG increased the Offer price to $0.55 per share.

We amend the section entitled “Questions and Answers About the Tender Offer – Will there be a Subsequent Offering Period?” on the top of page 4 by adding a new third sentence. The sentence below is added after the sentence beginning “Tenders during any subsequent offering period . . .” and before the sentence beginning “We are not permitted under federal securities law .. . . .”

Shares tendered and accepted for payment prior to the expiration of the Offer on July 14, 2004 may not be withdrawn during any subsequent offering period.

We amend the section entitled “Questions and Answers About the Tender Offer,” beginning on page 2, by adding the question and answer below after the question and answer “Will there be a Subsequent Offering Period?” on page 4.

What will be the Terms of a Subsequent Offering Period?

After the expiration of the Offer, we may, but are not obligated to, include a subsequent offering period of between three (3) and twenty (20) business days to permit additional tenders of Shares. Pursuant to Rule 14d-11 under the Exchange Act, we may include a subsequent offering period so long as, among other things, (i) the Offer remains open for a minimum of 20 business days and has expired; (ii) all conditions to the Offer are satisfied or waived by us on or before the expiration date; (iii) we accept and promptly pay for all securities validly tendered during the Offer; (iv) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 A.M. New York City time on the next business day after the expiration of the Offer and immediately begin the subsequent offering period; and (v) we immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. In addition, we may extend any initial subsequent offering period by any period or periods, provided that the aggregate of the subsequent offering period (including extensions thereof) is no more than 20 business days. No withdrawal rights apply to Shares tendered in a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to shareholders tendering Shares in the Offer or in a subsequent offering period, if one is included.

We amend the section entitled “KAC Acquisition’s and Kontron AG’s Position Regarding the Fairness of the Offer and the Merger,” beginning on page 16, by adding the following subparagraphs to the first list of subparagraphs, which are the factors KAC Acquisition and Kontron AG believe support the position that the Offer is financially fair:

•	The fact that due to the continued deterioration of Kontron Mobile’s financial results, for the year end audit for each of the last 4 years Kontron Mobile’s independent auditors have required Kontron AG to provide a letter of continued financial support (“Support Letter”) in order not to express doubts in their opinion letter about Kontron Mobile’s ability to continue as a “Going Concern.” As part of the support provided pursuant to the Support Letter, Kontron AG loaned Kontron Mobile more than $7 million and is currently indebted to Kontron AG in the amount of approximately $6.9 million. Kontron Mobile is currently in arrears with respect to interest payments on its indebtedness to Kontron AG in the amount of $670,000. As of May 31, 2004, Kontron Mobile’s obligations to Kontron AG exceed its total assets by $2,780,000 and shareholder equity is negative $4,570,000.

•	The fact that the net book value of Kontron Mobile is significantly below the Offer price. Due to Kontron Mobile’s net deficit in shareholder equity, the net book value per share was ($0.31) as of May 31, 2004, ($0.18) for the year ended December 31, 2003, ($0.19) for the year ended December 31, 2002 and ($0.27) for the year ended December 31, 2001. If the debt under Kontron Mobile’s credit line with Kontron AG were to be treated as equity, rather than debt, the net book value of Kontron Mobile would be $0.15 per share as of May 31, 2004, which is significantly below the Offer price of $0.55 per share. If the credit line were treated as equity, the net book value per share would have been $0.17 for the year ended December 31, 2003, $0.18 for the year ended December 31, 2002 and $0.26 for the year ended December 31, 2001. Accordingly, the offer of $0.55 per share represents a premium of 366% over net book value as of May 31, 2004, with the preferential treatment of all the Kontron AG debt as equity.

We amend the last paragraph on page 14, which carries over to page 15, in the section entitled “Development of the Offer” by amending point (2) of the fourth sentence, which begins “The Special Committee explained that . . .,” to read “approximately two years ago” rather than “approximately a year ago.”

We amend the section entitled “KAC’s Acquisition and Kontron AG’s Position Regarding the Fairness of the Offer and the Merger” by adding the following paragraphs before the final paragraph on page 17 which begins, “The foregoing discussion of the information and factors considered by us . . ..”:

The Special Committee has suggested that one of the reasons they believed the Offer would fail at $0.45 is that we made an offer approximately two years ago for $0.65 per share (the “July 2002 Offer”) and Kontron Mobile’s position has not changed measurably over the past two years. We considered the July 2002 Offer in determining the Offer price. However, we believe that there have been changes at Kontron Mobile since the July 2002 Offer which demonstrate that while $0.65 per share was an appropriate price in July 2002, $0.55 per share is currently a fair and appropriate price. Kontron Mobile’s financial performance has continued to deteriorate since July 2002 as discussed above. Also, the closing stock price of Kontron Mobile’s shares for the 30 days prior to the July 2002 Offer ranged from $0.58 to $0.75 per share as compared to the closing price of $0.45 immediately prior to the commencement of the Offer and the closing price of $0.36 on December 2, 2003 the last full trading day prior to the announcement of Kontron AG’s merger proposal on December 2, 2003.

We also considered the prices we paid when we acquired shares from the two founders in July and August 2000. We determined that the price paid to the Founders should not be given significant weight in establishing the Offer price. In July 2000, we purchased 204,076 shares of common stock from Gary Beeman at $1.10 per share, and in August 2000, we purchased 782,916 shares from Robert Szymborski at $1.23 per share, both of whom were co-founders of Kontron Mobile (the “Founders”). From July 30, 2000 to September 1, 2000, the closing stock price of Kontron Mobile’s stock ranged from $0.78 to $1.69. The Founders’ shares were purchased in a privately negotiated strategic transaction related to a management reorganization, which Kontron AG implemented at Kontron Mobile to take advantage of synergies between the companies and streamline the organizations. Additionally, the price paid for the Founders’ stock was partial payment for the Founders’ agreement to waive their rights to future severance payments.

We amend the section entitled “Kontron Mobile Financial Projections” by adding the following sentences after the first sentence in the second paragraph under the sub-heading “Cautionary Statements Concerning Kontron Mobile’s Projections” beginning “Kontron Mobile’s projections were based . . .” and before the sentence beginning “These assumptions were not disclosed . . .”:

These assumptions included the following: (i) that sales would decrease from the previous year due to the age of technology for Kontron Mobile’s flagship product, absence of market share for Kontron Mobile’s public safety product line, and only one new product introduction; (ii) that the margins would remain consistent with the previous year; (iii) that competition would continue to prohibit a greater mark-up of product; (iv) that Kontron Mobile would grow the product structure, which in turn would require focusing on engineering research and development and new product development and may require hiring additional employees for these departments; (v) that through negotiations with the landlord Kontron Mobile would be able to decrease its facility space midway through the year thereby decreasing rent, expenses, utilities, etc.; and (vi) that all manufacturing would be outsourced by the third quarter resulting in a reduction in force of approximately 20%.

The last sentence on page 22 under the heading “Acceptance For Payment and Payment for Shares” is deleted in its entirety and replaced with the following:

Subject to the applicable rules of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), KAC Acquisition expressly reserves the right to delay acceptance for payment or payment for Shares if before the expiration of the Offer, the Minimum Condition, the Majority of the Minority Condition or any of the other conditions set forth in Section 11 “Certain Conditions to the Offer” below have not been satisfied or as otherwise required to comply with any applicable law.

The first sentence of the last paragraph under the section entitled “Rights of Withdrawal,” beginning on page 26, is deleted in its entirety and replaced as follows:

If KAC Acquisition extends the Offer, is delayed in its acceptance of Shares for payment, or is unable to accept Shares for payment pursuant to the Offer, due to the failure to satisfy the Minimum Condition, Majority of the Minority Condition or any of the other conditions set forth in Section 11 “Certain Conditions to the Offer” below or as otherwise required to comply with any applicable law, then, without prejudice to KAC Acquisition’s rights under this Offer, the Depositary, on behalf of KAC Acquisition, nevertheless may retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as set forth in this Section 4.

We amend the section entitled “Procedure for Tendering Shares—Appointment of Proxies” on page 25 by deleting the final sentence which reads as follows:

KAC Acquisition reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon KAC Acquisition’s payment for such Shares, KAC Acquisition must be able to exercise full voting rights with respect to such Shares.

We amend the paragraph following paragraph (h) on page 36 in Section 11 entitled “Certain Conditions of the Offer” by deleting the first sentence of that paragraph and replacing it as follows:

The foregoing conditions are for the sole benefit of KAC Acquisition and Kontron AG and may be asserted by KAC Acquisition or Kontron AG regardless of the circumstances giving rise to any such conditions or may be waived by KAC Acquisition or Kontron AG, in whole or in part, at any time and from time to time, in the sole and absolute discretion of Kontron AG or KAC Acquisition; provided that, KAC Acquisition and Kontron AG will not be entitled to assert any of the foregoing conditions, if the failure to satisfy such condition is the result of KAC Acquisition’s or Kontron AG’s inaction.

We amend the section entitled “Certain Effects of the Offer” which begins on page 39 by adding the following paragraphs to the end of the first subsection entitled “Participation in Future Growth”:

If as a result of the Offer and the Merger Kontron AG becomes the owner of 100% Kontron Mobile, Kontron AG’s accounting treatment of its equity interest in Kontron Mobile will be effected. Currently, because Kontron AG owns more than 50% of Kontron Mobile, Kontron AG uses the consolidation method of accounting and consolidates all of Kontron Mobile’s assets, liabilities, and shareholder equity balance sheet items into Kontron AG’s balance sheet. Kontron Mobile’s total assets were approximately $5.2 million and $6.3 million for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively. Kontron Mobile’s total liabilities were approximately $9.6 million and $10 million for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively. Kontron Mobile’s total shareholders’ equity was approximately ($4.3) million and ($3.7) million for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively. Kontron AG accounts for the minority interest in Kontron Mobile on a separately presented line within the long-term liabilities section of Kontron AG’s balance sheet. For the year ended December 31, 2003, 35.36% of Kontron Mobile’s shares (the minority interest) were accounted for as a long-term liability in the amount of 721.000 Euros on Kontron AG’s balance sheet. The effect of acquiring the remaining interest would be that Kontron AG would account for 100% of Kontron Mobile’s assets, liabilities and shareholder equity balance sheet items on its consolidated balance sheet and the long term liability would be eliminated.

Kontron Mobile’s net book value is currently ($0.31) per share with the Kontron AG credit line treated as debt and $0.15 per share with the Kontron AG credit line treated as equity. Currently, Kontron AG has approximately a 65% interest in Kontron Mobile’s net book value but accrues liabilities for the 35.36% minority interest in Kontron Mobile. If the Offer and Merger are successful, Kontron AG will have a 100% interest in the net book value of Kontron Mobile and eliminate the liability for Kontron Mobile’s minority interest.

Kontron AG accounts for the net earnings and losses of Kontron Mobile on its consolidated income statement. Currently, Kontron AG accounts for approximately 65% of Kontron Mobile’s earnings/losses but accrued a liability for the 35.36% minority interest in Kontron Mobile’s earnings/losses of 55.000 Euros for the year ended December 31, 2003. Kontron Mobile had net losses of $694,555 for three months ended March 31, 2004 and net earnings of $177,246 for the year ended December 31, 2003. If Kontron AG acquires the remaining 35.36% of Kontron Mobile, Kontron will account for 100% of Kontron Mobile’s earnings/losses on its consolidated income statement and eliminate the liability for the minority interest.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KONTRON AG

By:	/s/ Hannes Niederhauser
	Name:	Hannes Niederhauser
	Title:	Chief Executive Officer

KAC ACQUISITION CORP.

By:	/s/ Charles Newcomb
	Name:	Charles Newcomb
	Title:	Secretary

Dated: July 9, 2004